UNITED S[illegible]
SECURITIES AND EXCH[illegible]
Washington, D.C. 20549

02006782

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SEC FILE NUMBER
8 - 49445

RECEIVED FEB 28 2002 340

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01 / 01 / 01 (MM/DD/YY) AND ENDING 12 / 31 / 01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

VENTURE PARTNERS CAPITAL, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

P.O. BOX 9, 1224 MILL STREET
(No. and Street)

KENSINGTON	CT	06037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SAMUEL OCCHIPINTI (860) 828-3332
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - *if individual, state last, first, middle name*)

555 FIFTH AVENUE	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, **SAMUEL OCCHIPINTI**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **VENTURE PARTNERS CAPITAL, L.L.C.**, as of **DECEMBER 31, 2001**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of Connecticut
County of Hartford 7 East Berlin
Feb 25, 2002

Signature
Managing Director
Title

Notary Public My Commission Expires 1/2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM
international

INDEPENDENT AUDITOR'S REPORT

To the Members
Venture Partners Capital, L.L.C.
Kensington, Connecticut

We have audited the accompanying statement of financial condition of Venture Partners Capital, L.L.C. as of December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Venture Partners Capital, L.L.C. as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 15, 2002

VENTURE PARTNERS CAPITAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash and cash equivalents	$	3,885
Accounts receivable		20,000
Investment securities:		
Restricted stock and warrants (Note 2)		423,735
Marketable securities		92,321
Equipment, net of accumulated depreciation of $12,010		13,000
	$	552,941

LIABILITIES AND MEMBERS' EQUITY

Liabilities, accounts payable and accrued expenses	$	53,863
Members' equity (Note 3)		499,078
	$	552,941

See Notes to Statement of Financial Condition.

VENTURE PARTNERS CAPITAL, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business:

Venture Partners Capital, L.L.C. (the "Company") was approved on July 29, 1997 as a broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The latest date on which the Company is to dissolve is December 31, 2046. The Company's revenue is primarily derived from providing investment banking services, through its participation in private placement offerings.

Significant Accounting Policies:

Basis of accounting:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission which provides that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers.

Cash and cash equivalents:

Cash and cash equivalents include highly liquid investments which are readily convertible into cash.

Investment securities:

Marketable securities are valued at market value based on last sales price for securities traded on a national exchange or last bid price for securities traded over-the-counter. Restricted warrants and stock are valued based on market quotations of related unrestricted stock, if available, or determined by the managing member.

Equipment:

The Company records equipment at cost and provides depreciation on a straight-line basis over an estimated useful life of three years.

Income taxes:

The Company is classified as a partnership for federal income tax purposes and, therefore, the financial statements do not include a provision for income tax expense or refunds.

Note 1. Nature of Business and Significant Accounting Policies (continued)

Accounting estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Placement Fees

The Company received restricted stock and warrants in exchange for certain placement services rendered during 1999. These restricted stock and warrants were initially recorded as revenues during 1999 using the Company's estimate of fair value at the date of receipt. Subsequent changes in fair value are reflected as increases or decreases in fair value of securities owned.

During 2001, certain restricted stock became marketable as a result of a registration statement filed by the issuer with the Securities and Exchange Commission. In addition, certain of the warrants received for restricted stock have strike prices which are less than the underlying shares quoted market price. In these instances, the fair value of the warrants has been estimated to be equivalent to the difference between the value of the underlying shares and the exercise price of the warrants.

Note 3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $15,282 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 was 3.52 to 1.

Note 4. Related Party Transactions

During the year, the Company received working capital loans from certain members. These loans, which had interest rates ranging between 10% and 38%, were repaid by December 31, 2001.

Accounts payable at December 31, 2001 includes approximately $9,500 due to a director for expense reimbursements and $3,700 due to an affiliated company for the funding of certain fixed assets purchases.


McGLADREY & PULLEN, LLP
Certified Public Accountants


RSM
international

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Members
Venture Partners Capital, L.L.C.
Kensington, Connecticut

In planning and performing our audit of the financial statements of Venture Partners Capital, L.L.C. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

4) Making the quarterly securities examinations, counts, verifications and comparisons

5) Recordation of differences required by rule 17a-13

6) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2001, and this report does not affect our report thereon dated February 15, 2002.

During our examination, we noted that the Company had not properly reflected a charge for undue concentration in net capital computations for the months of January through November 2001. Based upon our review of the Company's net capital computations retroactively adjusted for the undue concentration charge, we have determined that the Company would have fallen below its 120% early warning net capital requirement for the month of May and would have fallen below its $5,000 minimum net capital requirement for the months of July, September, October and November. The net capital deficiency for the months of October and November, which was caused by factors other than the charge described above, was identified and cured by the Company in December through a contribution of additional capital. We believe that these situations reflect a material weakness in the controls associated with the computation of net capital. The Company has informed us that they have taken steps to strengthen these controls by increasing the Company's diligence in the computation and maintenance of proper net capital levels.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters noted in the preceding paragraph, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

New York, New York
February 15, 2002